Exhibit III

to

Schedule 13G

Powers of Attorney

LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, which are intended to constitute a Limited Power of Attorney, that TAM UK International Holdings Limited, a company incorporated under the laws of England and Wales under registered number 12728685, with its principal place of business at Cannon Place, 78 Cannon Street, London, EC4N 6AG ("Threadneedle"), does hereby constitute and appoint Columbia Management Investment Advisers, LLC ("CMIA"), a Minnesota limited liability company with its principal office at 225 Franklin Street, Boston, MA 02110, as its true and lawful agent and attorney-in-fact with full power of substitution and revocation and with the power to execute and file with the appropriate governmental agencies within the United States, for and on behalf of Threadneedle, substantial shareholding reports, amendments to substantial shareholding reports, corrections thereto and other documents ancillary to such reports as required by applicable laws and regulations (the "Reports") and to do any and all acts that said agent and attorney-in-fact deems necessary or appropriate in order to file such Reports.

This Limited Power of Attorney shall remain in effect until revoked in writing by Threadneedle.

IN WITNESS WHEREOF, this power of attorney was made as of this 9th day of December, 2020, by the undersigned as authorized representative of Threadneedle.

For and on behalf of TAM UK International Holdings Limited

By: /s/ Nick Ring

Name: Nick Ring

Title: Director

LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, which are intended to constitute a Limited Power of Attorney, that Threadneedle Holdings Limited, a limited liability company incorporated under the laws of England and Wales under registered number 07398893, with its principal place of business at Cannon Place, 78 Cannon Street, London, EC4N 6AG ("Threadneedle"), does hereby constitute and appoint Columbia Management Investment Advisers, LLC ("CMIA"), a Minnesota limited liability company with its principal office at 225 Franklin Street, Boston, MA 02110, as its true and lawful agent and attorney-in-fact with full power of substitution and revocation and with the power to execute and file with the appropriate governmental agencies within the United States, for and on behalf of Threadneedle, substantial shareholding reports, amendments to substantial shareholding reports, corrections thereto and other documents ancillary to such reports as required by applicable laws and regulations (the "Reports") and to do any and all acts that said agent and attorney-in-fact deems necessary or appropriate in order to file such Reports.

This Limited Power of Attorney shall remain in effect until revoked in writing by Threadneedle.

IN WITNESS WHEREOF, this power of attorney was made as of this __18__ day of __December__, 20_19_, by the undersigned as authorized representative of Threadneedle.

For and on behalf of Threadneedle Holdings Limited

By: /s/ Peter Stone

Name: Peter Stone

Title: Director

LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, which are intended to constitute a Limited Power of Attorney, that TAM UK Holdings Limited a company incorporated under the laws of England and Wales under registered number 06779814, with its principal place of business at Cannon Place, 78 Cannon Street, London, EC4N 6AG ("Threadneedle"), does hereby constitute and appoint Columbia Management Investment Advisers, LLC ("CMIA"), a Minnesota limited liability company with its principal office at 225 Franklin Street, Boston, MA 02110, as its true and lawful agent and attorney-in-fact with full power of substitution and revocation and with the power to execute and file with the appropriate governmental agencies within the United States, for and on behalf of Threadneedle, substantial shareholding reports, amendments to substantial shareholding reports, corrections thereto and other documents ancillary to such reports as required by applicable laws and regulations (the "Reports") and to do any and all acts that said agent and attorney-in-fact deems necessary or appropriate in order to file such Reports.

This Limited Power of Attorney shall remain in effect until revoked in writing by Threadneedle.

IN WITNESS WHEREOF, this power of attorney was made as of this 18 day of

 December   , 20 19 , by the undersigned as authorized representative of Threadneedle.

For and on behalf of TAM UK Holdings Limited

By: /s/ Peter Stone

Name: Peter Stone

Title: Director

LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, which are intended to constitute a Limited Power of Attorney, that Threadneedle Asset Management Holdings Limited, a company incorporated under the laws of England and Wales under registered number 03554212, with its principal place of business at Cannon Place, 78 Cannon Street, London, EC4N 6AG ("Threadneedle"), does hereby constitute and appoint Columbia Management Investment Advisers, LLC ("CMIA"), a Minnesota limited liability company with its principal office at 225 Franklin Street, Boston, MA 02110, as its true and lawful agent and attorney-in-fact with full power of substitution and revocation and with the power to execute and file with the appropriate governmental agencies within the United States, for and on behalf of Threadneedle, substantial shareholding reports, amendments to substantial shareholding reports, corrections thereto and other documents ancillary to such reports as required by applicable laws and regulations (the "Reports") and to do any and all acts that said agent and attorney-in-fact deems necessary or appropriate in order to file such Reports.

This Limited Power of Attorney shall remain in effect until revoked in writing by Threadneedle.

IN WITNESS WHEREOF, this power of attorney was made as of this 18_ day of _____December_____ , 20_19_ , by the undersigned as authorized representative of Threadneedle.

For and on behalf of Threadneedle Asset Management Holdings Limited

By: /s/ Peter Stone

Name: Peter Stone

Title: Director

LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, which are intended to constitute a Limited Power of Attorney, that TC Financing Limited a company incorporated under the laws of England and Wales under registered number 07466657, with its principal place of business at Cannon Place, 78 Cannon Street, London, EC4N 6AG ("Threadneedle"), does hereby constitute and appoint Columbia Management Investment Advisers, LLC ("CMIA"), a Minnesota limited liability company with its principal office at 225 Franklin Street, Boston, MA 02110, as its true and lawful agent and attorney-in-fact with full power of substitution and revocation and with the power to execute and file with the appropriate governmental agencies within the United States, for and on behalf of Threadneedle, substantial shareholding reports, amendments to substantial shareholding reports, corrections thereto and other documents ancillary to such reports as required by applicable laws and regulations (the "Reports") and to do any and all acts that said agent and attorney-in-fact deems necessary or appropriate in order to file such Reports.

This Limited Power of Attorney shall remain in effect until revoked in writing by Threadneedle.

IN WITNESS WHEREOF, this power of attorney was made as of this 18 day

December   , 2019 , by the undersigned as authorized representative of Threadneedle.

For and on behalf of TC Financing Limited

By: /s/ Peter Stone
Name: Peter Stone

Title: Director

LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, which are intended to constitute a Limited Power of Attorney, that Threadneedle Asset Management Limited, a company incorporated under the laws of England and Wales under registered number 00573204, with its principal place of business at Cannon Place, 78 Cannon Street, London, EC4N 6AG ("Threadneedle"), does hereby constitute and appoint Columbia Management Investment Advisers, LLC ("CMIA"), a Minnesota limited liability company with its principal office at 225 Franklin Street, Boston, MA 02110, as its true and lawful agent and attorney-in-fact with full power of substitution and revocation and with the power to execute and file with the appropriate governmental agencies within the United States, for and on behalf of Threadneedle, substantial shareholding reports, amendments to substantial shareholding reports, corrections thereto and other documents ancillary to such reports as required by applicable laws and regulations (the "Reports") and to do any and all acts that said agent and attorney-in-fact deems necessary or appropriate in order to file such Reports.

This Limited Power of Attorney shall remain in effect until revoked in writing by Threadneedle.

IN WITNESS WHEREOF, this power of attorney was made as of this 18 day of
 December   , 2019 , by the undersigned as authorized representative of Threadneedle.

For and on behalf of Threadneedle Asset Management Limited

By: /s/ Peter Stone
      Name: Peter Sone
      Title: Director

LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, which are intended to constitute a Limited Power of Attorney, that Threadneedle Investment Services Limited, a company incorporated under the laws of England and Wales under registered number 3701768, with its principal place of business at Cannon Place, 78 Cannon Street, London, EC4N 6AG ("Threadneedle"), does hereby constitute and appoint Columbia Management Investment Advisers, LLC ("CMIA"), a Minnesota limited liability company with its principal office at 225 Franklin Street, Boston, MA 02110, as its true and lawful agent and attorney-in-fact with full power of substitution and revocation and with the power to execute and file with the appropriate governmental agencies within the United States, for and on behalf of Threadneedle, substantial shareholding reports, amendments to substantial shareholding reports, corrections thereto and other documents ancillary to such reports as required by applicable laws and regulations (the "Reports") and to do any and all acts that said agent and attorney-in-fact deems necessary or appropriate in order to file such Reports.

This Limited Power of Attorney shall remain in effect until revoked in writing by Threadneedle.

IN WITNESS WHEREOF, this power of attorney was made as of this 11   day of   December, 2019, by the undersigned as authorized representative of Threadneedle.

For and on behalf of Threadneedle Investment Services Limited

By: /s/ Peter Stone
Name: Peter Stone

Title: Director

LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, which are intended to constitute a Limited Power of Attorney, that Threadneedle Management Luxembourg SA, a company duly formed and registered in the Grand Duchy of Luxembourg under Registration No. B 110.242, with its principal place of business at 44, rue de Vallée, L-2661 Luxembourg, Grand Dutchy of Luxembourg ("Threadneedle"), does hereby constitute and appoint Columbia Management Investment Advisers, LLC ("CMIA"), a Minnesota limited liability company with its principal office at 225 Franklin Street, Boston, MA 02110, as its true and lawful agent and attorney-in-fact with full power of substitution and revocation and with the power to execute and file with the appropriate governmental agencies within the United States, for and on behalf of Threadneedle, substantial shareholding reports, amendments to substantial shareholding reports, corrections thereto and other documents ancillary to such reports as required by applicable laws and regulations (the "Reports") and to do any and all acts that said agent and attorney-in-fact deems necessary or appropriate in order to file such Reports.

This Limited Power of Attorney shall remain in effect until revoked in writing by Threadneedle.

IN WITNESS WHEREOF, this power of attorney was made as of this 4th day of December 2019, by the undersigned as authorized representative of Threadneedle.

For and on behalf of Threadneedle Management Luxembourg S.A.

By: /s /Florian Uleer

Name: Florian Uleer

Title: Director

By: /s/ Kar Kean Wong

Name: Kar Kean Wong

Title: Director